Exhibit 15.1

To the Board of Directors and Stockholders of

Northann Corp.

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim financial information of Northann Corp and its subsidiaries for the three-month periods ended March 31, 2023 and 2022, as indicated in our report dated July 14, 2023; because we did not perform an audit, we expressed no opinion on that information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

San Mateo, California	WWC, P.C.
July 27, 2023	Certified Public Accountants
PCAOB ID No. 1171